• NAME OF REGISTRANT: General Mills, Inc. • NAME OF PERSON RELYING ON EXEMPTION: Friends Fiduciary Corporation • ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 Market Street, Suite 1535, Philadelphia, PA 19103

General Mills – Proposal 7: Assessing the Effectiveness of Human Rights Policies and Due Diligence August 28, 2026 (All references appear in the exempt solicitation ; sources cited on individual slides are new material not included there.) This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Is General Mills Effectively Managing Salient Human Rights Risks? • Proposal 7 asks for a report assessing the effectiveness of existing policies and due - diligence processes. • General Mills identifies forced labor and child labor as its most salient human - rights issues. • The Company flags sugarcane as an ingredient with a higher likelihood of modern - slavery risk. • The report would provide meaningful incremental information on a financially relevant, company - specific risk. • The request leaves implementation to management, at reasonable cost and omitting proprietary information. 3 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Human Rights Risks in Agricultural Supply Chains are Financially Relevant for General Mills • Economically important sourcing: Agricultural inputs represent General Mills’ largest variable manufacturing cost. • Potential business consequences: General Mills recognizes suppliers' policies and practices can damage its reputation and that significant supply - chain problems can adversely impact its business. • Company - identified human - rights exposure: General Mills acknowledges structural challenges in achieving visibility beyond Tier 1 suppliers in regional commodity markets. • Potential value impact: Investors need to understand whether the relevant controls are effective. 4 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

General Mills Reports Activity; But Investors Cannot See Effectiveness Against Salient Risks. What is visible: • 673 audited sites, 109 significant incident analyses, and a Corrective Action Plan (CAP) in 2025. • 62% incidents closed, 22% under a CAP, and 16% open as of February 2026. • Internal effectiveness assessment of its human - rights approach in 2024. What remains unclear: • Do significant incidents involve forced labor, child labor, or other salient risks? • How effectiveness is assessed where upstream visibility is limited, i.e. beyond Tier 1 suppliers? • Is remedy provided in response to violations? Does remediation prevent recurrence? • How are the most serious risks changing over time? Proposal 7 seeks insights from an effectiveness assessment that General Mills says it already performs. 5 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Sugarcane in India Illustrates Why the Effectiveness Disclosure Matters • The U.S. Department of Labor and media reporting document serious forced - and child - labor risks in Maharashtra's sugarcane sector in India. • India is a growth region: General Mills reported the country contributed to International segment sales in all four quarters of Fiscal 2026 according to earnings webcasts. • General Mills’ only two Indian manufacturing operations are in Maharashtra and a new plant will increase demand for local raw materials. • The proposal does not ask to solve systemic labor conditions in India. • How does General Mills determine whether its own due diligence and controls are effective where a known sector risk may intersect with its supply chain? Reference for earnings webcasts: First - quarter Fiscal 2026 Earnings Webcast, September 17, 2025 , Second - quarter Fiscal 2026 Earnings Webcast, December 17, 2025 , Third - quarter Fiscal 2026 Earnings Webcast, March 18, 2026 , Fourth - quarter Fiscal 2026 Earnings Webcast, July 1, 2026 6 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Effectiveness Disclosure Is Feasible and Non-Prescriptive: Peer Comparison

Company	World Benchmarking Alliance: respect for human rights (of 100%)	KnowTheChain Food and Beverage benchmark (of 100)	KnowTheChain review of engagement with affected supply chain workers on forced labor risks (pg 43 of report)	Enhanced disclosure examples
General Mills	68.8%	19	No disclosure	None identified
Nestlé	96.9%	26	Discloses efforts specific to recruitment	Due-diligence coverage across key ingredients, significant human rights non-compliances and closures, supply-chain grievance outcomes, and child-labor due-diligence coverage for specific commodities. (https://www.nestle.com/sustainability/performance-reporting/non-financial-kpis) List of suppliers with country of origin for 14 key ingredients (including sugar)
Unilever	100%	47	Clearly disclosed	Direct worker-survey findings, remediation of recruitment-fee issues, and measures to track the effectiveness and impact of its forced labor program. (https://www.unilever.com/files/unilever-modern-slavery-statement-march-2026.pdf)
Mondelēz International	71.9%	30	Clearly disclosed	June 2026: ~99% of prioritized Tier 1 supplier sites completed third-party Sedex audits over the prior three years; 1,200+ prioritized Tier 1 sites audited in 2025; ~100% of Cocoa Life communities in West Africa covered by child-labor monitoring and remediation systems. (https://ir.mondelezinternational.com/news-releases/news-release-details/mondelez-international-scales-human-rights-due-diligence-across)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

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Why Proposal 7 Warrants Support Agricultural sourcing is economically important to General Mills. Financial relevance Current disclosed aggregate audit statistics do not explain how General Mills determines whether due diligence is effective against its most salient risks. Incremental information General Mills identifies forced labor and child labor as salient human rights risks; sugarcane as higher - risk raw material. Company - specific exposure Recent disclosures are useful progress, but do not answer the specific effectiveness question. Existing response Other food and consumer companies provide more coverage - , outcome - , and remediation - related information. Peer feasibility The request is flexible, non - prescriptive, at reasonable cost, and excludes proprietary information. Scope and burden 8 This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.